Filed by Equifax Inc.

(Commission File No. 001-06605)

pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Boa Vista Serviços S.A.

Equifax Merger Receives Approval From Boa Vista Serviços Shareholders

ATLANTA, JUNE 29, 2023 – The merger of Equifax® (NYSE: EFX) and Boa Vista Serviços (BOAS3: SAO), the second largest credit bureau in Brazil, received shareholder approval in a Boa Vista Serviços Shareholders’ Meeting held today (“Merger of Shares EGM”). Equifax entered into a definitive Merger Agreement with Boa Vista Serviços on February 9, 2023. Today, Boa Vista Serviços shareholders approved the merger protocol, which contains the terms and conditions for implementing the Merger Agreement; the combination of the businesses and resulting delisting of Boa Vista Serviços and exit from the Novo Mercado special listing segment of B3 S.A. Brasil, Bolsa, Balcão (“B3”) stock exchange; as well as the waiver of the Equifax do Brasil (“Equifax Brasil”) obligation to list its shares with B3 and certain other matters related to the merger.

“Today’s positive Boa Vista Serviços shareholder vote is a critical milestone in the strategic combination of our businesses – a merger that would mark an exciting new global chapter for both Equifax and Boa Vista Serviços customers and employees,” said Mark W. Begor, CEO of Equifax. “This transaction aligns with our EFX2025 strategic priorities and offers Boa Vista Serviços access to expansive Equifax international capabilities and cloud-native data, products, decisioning and analytical technology for the rapid development of new products and services, and expansion into new vertical industries. We are energized to move towards closing the acquisition in the coming weeks and look forward to bringing the Equifax Cloud™ and new products and solutions to Boa Vista Serviços and their Brazilian customers.”

Between July 17 and July 31, 2023, each Boa Vista Serviços shareholder will have the opportunity to elect the form of consideration they will receive for each of their Boa Vista Serviços shares from the following options: (1) R$8.00 in cash, (2) R$7.20 in cash and 0.0008 of an Equifax BDR representing an equivalent fraction of one share of Equifax common stock or (3) R$5.33 of Equifax Brasil common shares and either R$2.67 in cash or 0.0027 of an Equifax BDR. The cash portion of consideration will be adjusted for Brazil’s Extended National Consumer Price Index (“IPCA”), from May 10, 2023 until the day before the closing date.

The acquisition is subject to customary closing conditions and is expected to be finalized in early August 2023, alongside the process to delist Boa Vista Serviços shares from B3. Following the completion of the transaction, Boa Vista Serviços will become a subsidiary of Equifax Brasil. The acquisition is not anticipated to have a material impact on 2023 Equifax financial results.

BofA Securities is serving as financial advisor to Equifax, and Hogan Lovells US LLP and Machado Meyer Advogados are acting as legal counsels to Equifax.

FORWARD-LOOKING STATEMENTS

This release contains forward-looking statements and forward-looking information. All statements that address operating performance and events or developments that we expect or anticipate will occur in the future, including statements relating to our ability to consummate the proposed transaction with Boa Vista Serviços, the ability of Boa Vista Serviços to satisfy closing conditions, the expected financial and operational benefits, synergies and growth from the proposed transaction and our ability to integrate Boa Vista Serviços and its products, services, technologies, IT systems and personnel into our operations, and similar statements about our outlook and our business plans are forward-looking statements. We believe these forward-looking statements are reasonable as and when made. However, forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from our historical experience and our present expectations or projections. These risks and uncertainties include, but are not limited to, those described in our 2022 Form 10-K and subsequent filings with the U.S. Securities and Exchange Commission (“SEC”). As a result of such risks and uncertainties, we urge you not to place undue reliance on any forward-looking statements. Forward-looking statements speak only as of the date when made. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

NO OFFER OR SOLICITATION

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended.

This press release is for informational purposes only and should not, under any circumstances, constitute, or be interpreted or understood as an investment recommendation, nor as an offer to acquire any of the securities of Equifax or Equifax Brasil.

FILINGS WITH THE SEC

Equifax and Equifax Brasil filed a Registration Statement on Form S-4/F-4 with the SEC on March 6, 2023 in connection with the proposed transaction (and have filed amendments to the Registration Statement on April 13, 2023 and May 9, 2023). The Registration Statement was declared effective on May 25, 2023. The Form S-4/F-4 contains a prospectus and other documents. The Form S-4/F-4 and prospectus contain important information about Equifax, Equifax Brasil, Boa Vista Serviços, the transaction and related matters. Investors and shareholders of Boa Vista Serviços should read the prospectus and the other documents filed with the SEC in connection with the transaction carefully before they make any decision with respect to the transaction. The Form S-4/F-4 and the prospectus, and all other documents filed with the SEC in connection with the acquisition will be available when filed free of charge at the SEC’s web site at www.sec.gov. In addition, the prospectus and all other documents filed with the SEC in connection with the acquisition will be made available to investors free of charge by calling or writing to Equifax Inc., Attn: Office of Corporate Secretary, P.O. Box 4081, Atlanta, Georgia 30302, telephone (404) 885-8000.

ABOUT EQUIFAX INC.

At Equifax (NYSE: EFX), we believe knowledge drives progress. As a global data, analytics, and technology company, we play an essential role in the global economy by helping financial institutions, companies, employers, and government agencies make critical decisions with greater confidence. Our unique blend of differentiated data, analytics, and cloud technology drives insights to power decisions to move people forward. Headquartered in Atlanta and supported by nearly 14,000 employees worldwide, Equifax operates or has investments in 24 countries in North America, Central and South America, Europe, and the Asia Pacific region. For more information, visit Equifax.com.

FOR MORE INFORMATION:

Kate Walker for Equifax

mediainquiries@equifax.com